UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 4, 2016
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and twelve months ended December 31, 2015. On February 4, 2016, Credit Suisse Group AG (Group) announced its results for such three and twelve month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	4Q15	4Q14	% change	2015	2014	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,408	4,311	2	18,857	18,585	1
Interest expense	(2,310)	(2,252)	3	(9,990)	(9,908)	1
Net interest income	2,098	2,059	2	8,867	8,677	2
Commissions and fees	2,875	3,161	(9)	11,846	12,887	(8)
Trading revenues	(1,344)	213	–	1,298	1,790	(27)
Other revenues	484	770	(37)	1,200	2,235	(46)
Net revenues	4,113	6,203	(34)	23,211	25,589	(9)
Provision for credit losses	121	59	105	276	125	121
Compensation and benefits	3,132	2,611	20	11,523	11,382	1
General and administrative expenses	2,773	2,353	18	8,584	9,573	(10)
Commission expenses	406	420	(3)	1,614	1,548	4
Goodwill impairment	3,797	0	–	3,797	0	–
Restructuring expenses	355	–	–	355	–	–
Total other operating expenses	7,331	2,773	164	14,350	11,121	29
Total operating expenses	10,463	5,384	94	25,873	22,503	15
Income/(loss) from continuing operations before taxes	(6,471)	760	–	(2,938)	2,961	–
Income tax expense/(benefit)	(619)	170	–	439	1,299	(66)
Income/(loss) from continuing operations	(5,852)	590	–	(3,377)	1,662	–
Income/(loss) from discontinued operations, net of tax	0	(10)	100	0	102	(100)
Net income/(loss)	(5,852)	580	–	(3,377)	1,764	–
Net income/(loss) attributable to noncontrolling interests	11	(7)	–	(7)	445	–
Net income/(loss) attributable to shareholders	(5,863)	587	–	(3,370)	1,319	–
of which from continuing operations	(5,863)	597	–	(3,370)	1,217	–
of which from discontinued operations	0	(10)	100	0	102	(100)

Condensed consolidated balance sheets
end of	4Q15	4Q14	% change
Assets (CHF million)
Cash and due from banks	90,521	78,000	16
Interest-bearing deposits with banks	4,953	4,104	21
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	123,436	163,208	(24)
Securities received as collateral	28,511	26,854	6
Trading assets	191,096	241,313	(21)
Investment securities	2,698	2,379	13
Other investments	6,787	8,467	(20)
Net loans	254,915	255,928	0
Premises and equipment	4,439	4,441	0
Goodwill	3,929	7,766	(49)
Other intangible assets	196	249	(21)
Brokerage receivables	34,540	41,629	(17)
Other assets	57,910	70,511	(18)
Total assets	803,931	904,849	(11)
Liabilities and equity (CHF million)
Due to banks	21,460	26,506	(19)
Customer deposits	331,700	357,569	(7)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	70,119	(34)
Obligation to return securities received as collateral	28,511	26,854	6
Trading liabilities	49,054	72,667	(32)
Short-term borrowings	8,657	25,921	(67)
Long-term debt	192,094	172,947	11
Brokerage payables	39,452	56,977	(31)
Other liabilities	41,715	50,648	(18)
Total liabilities	759,241	860,208	(12)
Total shareholder's equity	43,406	42,895	1
Noncontrolling interests	1,284	1,746	(26)
Total equity	44,690	44,641

Total liabilities and equity	803,931	904,849	(11)
BIS statistics (Basel III)
end of	4Q15	4Q14	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	40,013	40,853	(2)
Tier 1 capital	50,570	47,114	7
Total eligible capital	60,242	58,111	4
Capital ratios (%)
CET1 ratio	13.9	14.4	–
Tier 1 ratio	17.6	16.6	–
Total capital ratio	21.0	20.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets segments as well as the Strategic Resolution Unit. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Swiss Universal Bank. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	2015	2014	2015	2014
Statements of operations (CHF million)
Net revenues	23,211	25,589	23,797	26,242
Total operating expenses	25,873	22,503	25,895	22,429
Income/(loss) from continuing operations before taxes	(2,938)	2,961	(2,422)	3,627
Income/(loss) from continuing operations	(3,377)	1,662	(2,945)	2,222
Net/(loss) income attributable to shareholders	(3,370)	1,319	(2,944)	1,875
of which from continuing operations	(3,370)	1,217	(2,944)	1,773
Comparison of selected operations statement information
	Bank		Group
in	4Q15	4Q14	4Q15	4Q14
Statements of operations (CHF million)
Net revenues	4,113	6,203	4,210	6,372
Total operating expenses	10,463	5,384	10,518	5,405
Income/(loss) from continuing operations before taxes	(6,471)	760	(6,441)	892
Income/(loss) from continuing operations	(5,852)	590	(5,814)	703
Net income/(loss) attributable to shareholders	(5,863)	587	(5,828)	691
of which from continuing operations	(5,863)	597	(5,828)	701

Comparison of selected balance sheet information
	Bank		Group
end of	4Q15	4Q14	4Q15	4Q14
Balance sheet statistics (CHF million)
Total assets	803,931	904,849	820,805	921,462
Total liabilities	759,241	860,208	775,787	876,461

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q15

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
 (Registrant)

Date: February 4, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer